UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **August 2007**

Commission File Number: **000-29208**

ARRIS RESOURCES INC.

(Translation of registrant's name into English)

1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[x] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [x]

EXHIBITS

99.1   Interim Financial Statements for the Second Quarter ended June 30, 2007

99.2   Management's Discussion and Analysis

99.3   CEO certification

99.4   CFO certification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

Date: August 27, 2007

By: *"Curt Huber"*

Curt Huber
Title: President

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)

Interim Financial Statements
(Stated in Canadian Dollars)

June 30, 2007

These financial statements have not been reviewed by the Company's auditors.

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Balance Sheets
June 30, 2007 and December 31, 2006
(Stated in Canadian Dollars)

	June 30, 2007	December 31, 2006
	$	$
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	531,577	558,158
Temporary investments (note 3)	151,800	-
Amounts receivable	1,120	2,906
	684,497	561,064
Equipment (note 4)	6,563	7,473
	691,060	568,537
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	131,929	157,437
SHAREHOLDERS' EQUITY		
Share capital (note 6(a))	1,962,707	1,830,287
Contributed surplus	670,374	670,374
Deficit	(2,073,950)	(2,089,561)
	559,131	411,100
	691,060	568,537

,

Continuance of Operations (note 1)

Approved by the Board of Directors:

Curt Huber

Director

Harpreet Janda

Director

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For three months ended June 30,		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
	$	$	$	$
Expenses				
Administrative	-	-	3,392	-
Amortization	455	648	910	1,234
Bank charges	622	182	743	405
Management and consulting	-	40,000	-	55,000
Office	189	570	2,730	1,193
Professional fees	3,518	6,209	4,952	5,836
Rent	-	3,049	-	7,536
Trust and filing fees	4,549	7,414	8,903	8,907
Wages and benefits	-	-	29	8,068
	(9,333)	(58,072)	(21,659)	(88,179)
Loss before other items:				
Interest income	4,535	243	10,266	281
Forgiveness of debt	27,004	-	27,004	
Net loss for the period	22,206	(57,829)	15,611	87,898
Deficit, beginning of period	(2,096,156)	(2,009,867)	(2,089,561)	(1,979,798)
Deficit, end of period	(2,073,950)	(2,067,696)	(2,073,950)	(2,067,696)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)
Weighted average number of common shares outstanding	9,810,250	5,041,019	9,515,186	4,631,208

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Statements of Cash Flows
(Stated in Canadian Dollars)

	For the three months ended June 30,		For the six months ended June 30,	
	2007	**2006**	**2007**	**2006**
	$	$	$	$
Cash Provided by (Used for):				
Operating Activities				
Net loss for the period	22,206	(57,829)	15,611	(87,898)
Adjustment for items which do not involve cash:				
Amortization	455	648	910	1,234
Forgiveness of debt	(27,004)	-	(27,004)	
Changes in non-cash working capital components:				
Amounts receivable	(691)	(2,700)	1,786	4,224
Accounts payable and accrued liabilities	(355)	(38,411)	1,496	(15,036)
Demand Loan	-	(16,500)	-	(16,500)
	(5,389)	(114,792)	(7,201)	(113,976)
Investing Activities				
Short-term investments	-	-	(151,800)	(2,842)
Financing Activities				
Common shares issued for cash, net of issue costs	132,420	658,467	132,420	655,376
Net Increase (decrease) in cash and cash equivalents during the period	127,031	543,675	(26,581)	538,558
Cash and cash equivalents, beginning of the period	404,546	12,046	558,158	17,163
Cash and cash equivalents, end of period	531,577	555,721	531,577	555,721

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
June 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. ("AGI"), was engaged in the business of developing, selling, hosting and supporting project and facility management software. In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

In June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at June 30, 2007, the Company has a working capital of $522,568 and has accumulated losses of $2,073,950. The Company's ability to meet its obligations and maintain operations is contingent upon the Company's ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles and use of estimates

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2006. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the six month period ended June 30, 2007 are stated utilizing the same accounting policies as those reflected in the Company's most recent annual financial statements, but these interim figures are not necessarily indicative of the results to be expected for the full year.

3. INVESTMENTS

The Company holds a 30% working interest in the Alexander prospect, an oil and gas prospect located 75 km northwest of Edmonton, Alberta. Recompletion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

4. EQUIPMENT

	Cost	Accumulated Amortization	June 30, 2007 Net Book Value	December 31 2006 Net Book Value
	$	$	$	$
Furniture and fixtures	3,414	936	2,478	2,752
Computer equipment	5,954	3,550	2,404	2,829
Leasehold improvements	2,522	841	1,681	1,892
	11,890	5,327	6,563	7,473

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
June 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

5. **RELATED PARTY TRANSACTIONS**

June 30,	2007	2006
Management and consulting fees paid to officer and directors of the Company and/or companies controlled by them	$ -	$ 25,000
Amounts included in accounts payable due to companies controlled by/or with common directors of the Company	$ 110,185	$ 107,535

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

6. **SHARE CAPITAL**

a) Authorized share capital consists of unlimited common shares without par value.

	Number of Shares	$
Balance, December 31, 2005	4,216,843	1,113,704
Private placements [1]	5,000,000	655,376
Balance, December 31, 2006	9,216,843	1,830,287
Exercise of warrants	1,000,000	132,420
Balance, June 30, 2007	10,216,843	1,962,707

(1)Net issue costs of $3,091 (2004 – 9,793)

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options for the quarter ending June 30, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at beginning of year December 31, 2005	414,000	1.12
Expired/Cancelled/Consolidated	(11,667)	1.31
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402.333)	0.96
Outstanding at June 30, 2007	-	-

As at June 30, 2007, there were no options outstanding.

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
June 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

6. **SHARE CAPITAL** *(continued)*

    c) Warrants

    The following is a summary of Company's outstanding warrants as of June 30, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16
Exercised	(1,000,000)	0.14
Balance at June 30, 2007 [(1)]	4,000,000	0.175

    (1) At June 30, 2007 the weighted average remaining life of warrants outstanding is 0.96 years.

7. **SUBSEQUENT EVENTS**

    The following has occurred subsequent to the period ending June 30, 2007:

    - On July 11, 2007, the Company announced a 5:1 consolidation of its share capital effective July 16, 2007.

    - On July 31, 2007, the Company completed a private placement for proceeds of US$262,500 by issuing 5,250,000 units at US$0.05 per unit.

Management's Discussion and Analysis

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)

**2nd Quarter Report
Six months ended June 30, 2007**

ARRIS RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
2nd Quarter Report – June 30, 2007

The following discussion and analysis of the operations, results, and financial position of the Company for the three months ended June 30, 2007 should be read in conjunction with the June 30, 2007 unaudited Financial Statements and the related Notes and the audited annual financial statements and related notes for the year ended December 31, 2006. The effective date of this report is August 16, 2007.

Forward Looking Statements

Except for historical information, the Management's Discussion and Analysis ("MD&A") may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed of implied by these forward looking statements.

Business Overview
The Company was incorporated in 1987 in the Province of British Columbia, Canada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario and its common shares are traded on the CNQ under the symbol "ARIS.U" and on the OTCBB in the United States under the symbol "ARRRF". The Company's principal business activities are the exploration and development of oil & gas properties. Currently the Company is focused on the exploration and development of the Alexander prospect, an oil and gas project northwest of Edmonton, Alberta.

The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management as having favorable exploration potential.

Overview of Projects

The Company holds a 30% Working Interest in the Alexander prospect, an oil & gas prospect located 75 km northwest of Edmonton, Alberta. Re-completion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

Project Highlights:
- Operations: 3+ Oil and Gas wells with water disposal
- Target/Property size: Oil and Natural Gas/2,560 acres of land
- Formation: Belly River, Ellerslie and Wabamum
- Current Status: Completion operations are ongoing
- Risk Profile: Medium impact, steady production once on line
- Production: 1st well tested to produce 25 BOPD
- Multiple targets to drill from 3D seismic for 2007; project is near a natural pipeline

Results of Operations

Year to date (6 months)

Ona reported a decrease in cash from $558,158 at December 31, 2006 to $531,577 at June 30, 2007 and accounts receivable decrease from $2,906 at December 31, 2006 to $1,120 at June 30, 2007 with total assets increasing $123,433. There were no 1,000,000 warrants exercised in the quarter. The issued share capital is 10,216,843 common shares at June 30, 2007.

The loss for the six months ended June 30, 2007 was $15,611 compared to $87,898 for the same period in 2006. The losses in both periods are fully attributable to general & Administrative expenses.

In the quarter the Company granted no Stock Options.

Share Structure

Authorized : Unlimited common shares without par value

Common shares issued:

	Number	Amount
Balance, at June 30, 2007	10,216,843	$ 1,962,707

The continuity of the Company's share purchase warrants is as follows:

Expiry dates	Exercise Prices	Balance December 31 2006	Changes in the period			Balance June 30 2007
			Issued	Exercised	Expired	
Jun 15, 2008	$0.175	5,000,000	-	1,000,000	-	4,000,000
Total		5,000,000	-	1,000,000	-	4,000,000
Weighted average Exercise price		$ 0.175	-	$ 0.14	-	$ 0.175

The continuity of the Company's share purchase options is as follows:

Expiry dates	Exercise prices ($)	Balance December 31, 2006	Issued	Exercised	Cancelled	Balance June 30, 2007
January 25, 2002	1.20	8,583	-	(8,583)	-	-
December 9, 2003	1.40	118,750	-	-	(118,750)	-
January 16, 2004	1.17	37,500	-	-	(37,500	-
August 25, 2004	0.70	237,500	-	-	(237,500)	-
		402,333	-	(8,583)	(393,750)	-
Weighted average Exercise price		$ 0.96			$ 0.96	$ -
Weighted average remaining life		2.33				-

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Period ended	Jun 30 2007 Q2	Mar 31 2007 Q1	Dec 31 2006 Q4	Sept 30 2006 Q3	Jun 30 2006 Q2	Mar.31 2006 Q1	Dec. 31 2005 Q4	Sept. 30 2005 Q3
Total Revenue	-	-	-	-	-	-	-	-
Net Income (loss)	22,206	(6,595)	(14,471)	(7,394)	(57,829)	(30,069)	(122,669)	116,775
Basic loss per Share	(0.00)	(0.00)	(0.02)	(0.00)	(0.01)	(0.01)	(0.04)	0.04

As the Company has no revenue at this time, the net loss results primarily from corporate overheads including stock based compensation. Stock based compensation is a non cash expense representing an estimate of the fair value of options granted to directors, officers and consultants of the Company calculated by applying the Black Scholes option pricing model.

Liquidity and Capital Resources

The Company had working capital of $552,568 at June 30, 2007. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations and it continues to rely upon these sources of capital to finance its operations. The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company's revenues as well as its ability to raise capital to acquire and explore resource properties.

Financing is potentially available through the exercise of 4,000,000 outstanding share purchase warrants at US$0.15 per share until June 14, 2008. However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements for any material business acquisition and will therefore be required to raise additional funds. In addition, if the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is now in the process of searching for suitable acquisitions, but has not yet identified any. The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Transactions with Related Parties

There were no related party transactions in the quarter.

Proposed Transactions

There are currently no transactions proposed that would materially effect the performance of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

4

Financial Instruments

The Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities. Terms of the financial instruments are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Subsequent Events

The following has occurred subsequent to the period ending June 30, 2007.

On July 16, 2007, the Company consolidated its share capital on a 5 old for 1 new basis.

On July 31, 2007, the Company completed a private placement for proceeds of US$262,500 by issuing 5,250,000 units at US$0.05 per unit. Each unit consisted of one share and one share purchase warrant, exercisable for a period of two years at a price of US0.065. A finders fee was paid in conjunction with this placement.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

August 24, 2007

Form 52-109F2 *Certification of Interim Filings*

I, Curt Huber, CEO of Bassett Ventures Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bassett Ventures Inc., (the issuer) for the interim period ending June 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2007

"Curt Huber"

_____
Curt Huber
CEO

Form 52-109F2 *Certification of Interim Filings*

I, Harpreet Janda, CFO of Bassett Ventures Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bassett Ventures Inc., (the issuer) for the interim period ending Jun 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2007

"Harpreet Janda"

_____
Harpreet Janda
CFO